U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filers”):	Computershare Advantage Trust of Canada (formerly known as BNY Trust Company of Canada)
B.	(1) This is (check one):
☒ An original filing for the Filer.
☐ An amended filing for the Filer.
(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐
C.	Identify the filing in conjunction with which this form is being filed:
	Name of registrants:	Canadian National Railway Company
	Form type:	Form F-10
	File number (if known):	333-295395
	Filed by:	Canadian National Railway Company
	Date filed (if filed concurrently, so indicate):	Concurrently (April 29, 2026)
D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:
Computershare Advantage Trust of Canada 88A East Beaver Creek Rd. Richmond Hill, Ontario, L4B 4A8, Canada Email: noticescatc@computershare.com Tel: (416) 263-9275
E.	The Filer designates and appoints
Corporate Creations Network Inc.
located at:
600 Mamaroneck Avenue #400 Harrison, NY 10528 Telephone: 866-761-1444

as the agent (the “Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding.

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the Form F-10.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario and Country of Canada, on this 29th day of April, 2026.

Computershare Advantage Trust of Canada Filer

By:	/s/ Francis Nixon
	Name:	Francis Nixon
	Title:	Manager, Corporate Trust

This statement has been signed by the following person in the capacity indicated on April 29, 2026.

Corporate Creations Network Inc. As agent for Service of Process for Computershare Advantage Trust of Canada in the United States

By:	/s/ Jim Perkins
	Name:	Jim Perkins
	Title:	EVP